                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For fiscal year ended December 31, 1995


                         Commission File Number I-8889



                   MORRISON KNUDSEN CORPORATION SAVINGS PLAN
             ----------------------------------------------------
                             (Full Title of Plan)



                         MORRISON KNUDSEN CORPORATION
                            MORRISON KNUDSEN PLAZA
                              BOISE, IDAHO 83729
             ----------------------------------------------------
                (Name and Address of Issuer of the Securities)



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Morrison Knudsen Corporation Savings Plan


                                       /s/ John Zabala
Date:   July 15, 1996                  -----------------------------------------
                                       John Zabala
                                       Plan Committee Member

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN



                              ____________________



                              FINANCIAL STATEMENTS

                        AND INDEPENDENT AUDITORS' REPORT

                           December 31, 1995 and 1994

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                               TABLE OF CONTENTS
                               -----------------

                                                                    Page
                                                                    ----

Independent Auditors' Report                                           2

Financial Statements:

    Statements of Net Assets Available for
    Benefits as of December 31, 1995 and 1994                          3

    Statements of Changes in Net Assets Available
    for Benefits for the Years Ended
    December 31, 1995 and 1994                                         4

Notes to Financial Statements                                       5-15

Supplemental Schedules:

    Item 27(a) - Schedule of Assets Held for Investment Purposes
          as of December 31, 1995                                     16

    Item 27(d) - Schedule of Reportable Transactions
          for the Year Ended December 31, 1995                        17

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT
- ----------------------------


Administrative Committee
Morrison Knudsen Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Morrison Knudsen Corporation Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in Note 3 (Fund Information) is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information disclosed in
Note 3 have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
- -------------------------

June 28, 1996

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                           December 31, 1995 and 1994

                               -----------------



                                                  1995          1994
ASSETS                                            ----          ----
Cash                                          $      6,011  $     19,799

Investments at fair value (Notes 3 and 9):
   Mutual funds                                139,598,138   101,716,080
   Common stock                                 11,856,531    16,207,064
   Participant notes receivable                  3,283,844     3,211,325
                                              ------------  ------------

      Total investments                        154,738,513   121,134,469
                                              ------------  ------------

Receivables:
   Participants' contributions                     664,630       765,552
   Employer's contributions                        398,632       183,605
                                              ------------  ------------

      Total receivables                          1,063,262       949,157
                                              ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS             $155,807,786  $122,103,425
                                              ============  ============




The accompanying notes are an integral part of these financial statements.

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                            AVAILABLE FOR BENEFITS

                    Years Ended December 31, 1995 and 1994

                               -----------------


                                               1995           1994
                                               ----           ----

Participants' contributions                $ 29,917,121   $ 23,288,969

Employer's contributions                      9,952,715      5,294,752

Investment income - net                       9,514,050      7,579,076

Net appreciation (depreciation)
  in fair value of investments (Note 3)       1,860,774    (17,822,871)

Participants' withdrawals                   (17,540,299)   (16,155,305)
                                           ------------   ------------

Increase in net assets                       33,704,361      2,184,621

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                           122,103,425    119,918,804
                                           ------------   ------------

End of year                                $155,807,786   $122,103,425
                                           ============   ============




The accompanying notes are an integral part of these financial statements.

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                              ------------------

1. DESCRIPTION OF THE PLAN

   The Morrison Knudsen Corporation (the Company) Savings Plan (the Plan) is a defined contribution plan covering all salaried employees of the Company and its subsidiaries who (1) have attained the age of 21, (2) are citizens of the United States of America, and (3) are not covered by a collective bargaining agreement. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

   Forfeitures: Forfeited amounts are first used to restore previously forfeited
   -----------
   accounts, if the participants repay the full amount of the distribution received upon termination prior to 6 consecutive breaks in service. Any remaining forfeitures are then used to offset employer's contributions.

   Contributions: Participants can elect to contribute from 1 to 15 percent of
   -------------
   annual eligible pre-tax compensation to the Plan. The maximum allowable annual contribution by a participant was $9,240 in 1995 and 1994. Such contributions are tax deferred under sections 401(a) and 401(k) of the Internal Revenue Code. Prior to January 1, 1989 participants were also permitted to make after-tax, voluntary contributions to the Plan. Compensation, as defined by the Plan, includes salaries, commissions, bonuses, and overtime pay. Compensation does not include amounts deferred into the Morrison Knudsen Deferred Compensation Pla n.

   Beginning with the March 31, 1995 paychecks, the Company matches, on a dollar for dollar basis, the participants' contributions to the Plan up to 5% of their annual eligible compensation. Prior to March 3, 1995, the Company matched up to 2% of the employees' contributions to the Plan and additionally, participants who contributed to the Plan's restricted stock fund were eligible for an allocation of shares in the Employee Stock Ownership Plan (ESOP) not to exceed 3% of participants' eligible compensation. On the March 3, 1995 and March 17, 1995 paychecks, the Company matched up to 2% of the employees' contributions to the Plan and additionally participants who contributed to any of the Plan's funds were eligible for an allocation of shares in the ESOP not to exceed 3% of participants' eligible compensation. Additionally, the Company may make elective contributions to the Plan in such amounts as it determines. Elective Company contributions and participants' non-vested forfeitures are allocated to accounts established on behalf of participants in the proportion each participant's compensation bears to the total compensation of all participants. As of December 31, 1995, the Company has not made any elective contributions to the Plan.

   Vesting:  Participants vest 100% in their salary deferral and voluntary
   --------
   contribution accounts. Participants vest in the Company contributions over a five year period at 20 percent per year, or upon retirement, death or disability.

   Payment of Benefits: Upon a participant's retirement, death, or separation
   -------------------
   from service, a distribution of benefits shall be made in the form of a lump sum cash payment unless an election is made to retain the account balance in the Plan. Upon a participant's retirement or separation from service, a participant, with an account balance of up to $3,500, may choose to retain their account balance in the Plan for up to one year. If a participant's account balance is $3,500 or more, the participant may retain the account balance in the Plan until age 65.

2. SUMMARY OF ACCOUNTING POLICIES

   The financial statements of the Plan are presented on the accrual basis of accounting.

   Investments are stated at fair value as determined by quoted market prices.

   Participant notes receivable are valued at nominal cost plus accrued interest which approximates fair value.

   Dividend income is recorded on the ex-dividend date. Interest is recorded as earned on the accrual basis.

   Purchases and sales of investments are recorded on the trade date.

3. INVESTMENT OF FUNDS AND FUND PERFORMANCE

   Participants' accounts are held in a trust and invested at the participants' direction in investment funds selected by the Plan's Administrative Committee (the Committee). The Committee also determines the manner in which participants may direct the investment of their accounts. Each participant must allocate Plan contributions among one or more of these investment funds in 1% increments.

   Except as otherwise indicated, T. Rowe Price is the investment manager for each of the investment funds. Earnings (net of administrative expenses) for each fund are allocated to a participant's account in that fund in the proportion that the value of such account has to the value of all accounts in that investment fund.

   The Committee has selected the following investment funds:

   1. THE MK STOCK FUND. Effective February 22, 1995 the Restricted Stock Fund was combined with the Unrestricted Stock Fund and the combined fund was renamed the MK Stock Fund. The MK Stock Fund invests in common stock of the Company. This fund is not a diversified fund as its performance will depend entirely on the performance of the common stock of the Company, which may increase or decrease. Dividends received with respect to the shares held in the MK Stock Fund will be reinvested in the fund.

   The following table sets forth the market price per share of Common Stock of the Company, adjusted to give effect to the two-for-one stock split in May, 1992.

   YEAR   RANGE DURING YEAR  AT DECEMBER 31  ANNUAL DIVIDENDS

   1984        $13.38-17.13          $17.00              $.70
   1985         16.50-23.94           23.63               .74
   1986         19.63-26.13           21.38               .74
   1987         14.75-27.81           16.63               .74
   1988         15.75-22.00           19.69               .74
   1989         18.38-24.25           23.31               .74
   1990         15.19-30.25           21.44               .74
   1991         18.88-30.37           24.81               .74
   1992         17.87-28.63           21.63               .80
   1993         19.38-27.13           25.13               .80
   1994         12.50-29.87           12.75               .80
   1995          4.00-12.87            4.50               .00

   Fund assets were $11,856,531 and $2,302,103 at December 31, 1995 and 1994.

   2. RESTRICTED STOCK FUND. Effective February 22, 1995, the Restricted Stock Fund was combined with the Unrestricted Stock Fund and the combined fund was renamed the MK Stock Fund. Each participant in the Company's Employee Stock Ownership Plan ("ESOP") had shares of common stock of the Company allocated to their ESOP accounts based on the participant's salary deferral in the Plan's Restricted Stock Fund. Under these circumstances, the greater the investment in the Restricted Stock Fund, generally the greater the allocation in the ESOP. The Restricted Stock Fund was not a diversified fund as its performance depended entirely on the performance of the common stock of the Company. Dividends received with respect to shares held in the Restricted Stock Fund were reinvested in the fund. Furthermore, amounts invested in the Restricted Stock Fund could not be withdrawn, except in the case of financial hardship or until a participant separated from service with the Company. The market price per share of common stock of the Company is set forth above in the discussion of the MK Stock Fund. Fund assets were $0 and $13,904,961 at December 31, 1995 and 1994.

   3. THE STABLE VALUE FUND. The Stable Value Fund invests primarily in a portfolio of GICs, BICs and SICs, issued by U.S. and Canadian insurance companies, banks and other issuers deemed to be creditworthy by T. Rowe Price. Fund assets were $30,963,673 and $30,969,188 at December 31, 1995 and 1994.

   4. INTERNATIONAL STOCK FUND. The International Stock Fund invests in common stocks of non-United States companies. The portfolio is both geographically and industrially diversified around the world. However, like any international undertaking, the International Stock Fund can be subject to risks and market cycles that cannot be controlled by the economic policies of the United States. In addition, investment returns do not necessarily parallel those realized through domestic investments. Fund assets were $7,430,560 and $6,578,740 at December 31, 1995 and 1994.

   5. NEW ASIA FUND. The New Asia Fund invests in companies in the newly emerging countries of Asia and the Pacific Basin. Its goal is to take advantage of the expected new growth opportunities in these countries which are in an earlier, more dynamic stage of development than more mature economies such as Japan. It is the most aggressive international fund offered. Fund assets were $3,848,937 and $3,299,430 at December 31, 1995 and 1994.

   6. GROWTH STOCK FUND. The Growth Stock Fund invests in established, profitable companies, both at home and abroad. The portfolio focuses on industry leaders that have proven their ability to produce rising sales and earnings over a number of business cycles. The Fund's primary goal is long-term capital appreciation, with increasing future dividends as a secondary goal. Fund assets were $18,884,271 and $14,137,055 at December 31, 1995 and 1994.

   7. NEW ERA FUND. The New Era Fund focuses on companies which own or develop natural resources like gold, oil, chemicals, forest products and other basic commodities. It is designed to provide an inflation hedge with the potential for high capital growth. Fund assets were $689,451 and $365,799 at December 31, 1995 and 1994.

   8. NEW HORIZONS FUND. The New Horizons Fund invests primarily in the common stock of emerging growth companies. Investing in emerging growth companies can be quite risky, and the New Horizons Fund can experience a high level of price volatility. Fund assets were $10,181,656 and $5,452,599 at December 31, 1995 and 1994.

   9. NEW INCOME FUND. The New Income Fund invests in investment-grade debt securities. Focus is on longer-term U.S. Government issues, finance industry bonds and other securities. The average maturity of the portfolio is adjusted based on interest rate forecasts. Fund assets were $486,261 and $346,626 at December 31, 1995 and 1994.

   10. PRIME RESERVE FUND. The Prime Reserve Fund invests in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities rated within the two highest credit categories assigned by established rating agencies or, if not rated, of equivalent investment quality as determined by T. Rowe Price. At least 65% of the Prime Reserve Fund total assets is maintained in prime money market instruments with the highest credit category assigned by an established rating agency. Fund assets were $3,731,270 and $3,028,066 at December 31, 1995 and 1994.

   11. SMALL-CAP VALUE FUND. The Small-Cap Value Fund targets small-capitalization company stocks, which provide higher returns than large-capitalization companies, but with greater risk. The Fund seeks to reduce this risk through in-depth research to target small-cap companies whose values are not reflected in their stock prices. Fund assets were $3,194,252 and $1,889,893 at December 31, 1995 and 1994.

   12. EQUITY INDEX FUND. The Equity Index Fund invests in common stocks that compose the Standard & Poor's 500 Stock Index. It seeks capital appreciation and performance in line with the overall U.S. stock market. Fund assets were $1,626,096 and $791,317 at December 31, 1995 and 1994.

   13. GLOBAL GOVERNMENT BOND FUND. The Global Government Bond Fund is a conservative international bond fund. It takes a prudent approach to delivering the highest yield from government bonds worldwide. In pursuit of high current income, the fund diversifies its assets across a wide range of high-quality foreign and U.S. Government bonds. Fund assets were $143,521 and $93,836 at December 31, 1995 and 1994.

   14. U.S. TREASURY MONEY FUND. The U.S. Treasury Money Fund invests exclusively in securities guaranteed by the full faith and credit of the U.S. Government. The Fund generates income and provides capital protection. Fund assets were $3,210,628 and $2,223,448 at December 31, 1995 and 1994.

   15. GROWTH AND INCOME FUND. The Growth and Income Fund searches out opportunities in undervalued, out-of-favor stocks in order to provide both capital growth and current income. Fund assets were $3,462,566 and $2,010,211 at December 31, 1995 and 1994.

   16. SHORT-TERM BOND FUND. The Short-Term Bond Fund invests in short- and intermediate-term securities, focusing on high-quality treasuries, certificates of deposit, and finance industry bonds. It is designed to yield higher than money market income and offers more stability than longer term bond funds. Fund assets were $362,728 and $314,932 at December 31, 1995 and 1994.

   17. HIGH YIELD FUND. The High Yield Fund invests aggressively in a wide range of medium-to-lower quality, longer term bonds. It is designed for investors seeking the highest yielding opportunities in the bond market and is the highest yielding corporate fund offered. It is expected to be the most volatile. Fund assets were $906,033 and $659,457 at December 31, 1995 and 1994.

   18. NEW AMERICA GROWTH FUND. The New America Growth Fund invests in companies in the financial services, health care, travel and leisure, food service, airline, media, and computer software industries, as well as other companies in the service sector. Fund assets were $4,034,841 and $2,327,023 at December 31, 1995 and 1994.

   19. SCIENCE & TECHNOLOGY FUND. The Science and Technology Fund invests in a wide range of industries, including computers, genetic engineering, communications, health care and waste management. Fund assets were $15,092,185 and $6,301,175 at December 31, 1995 and 1994.

   20. U.S. TREASURY INTERMEDIATE FUND. The U.S. Treasury Intermediate Fund invests in Government securities featuring higher than money market income, more stability than long-term bonds and maximum credit safety. Fund assets were $1,035,686 and $569,101 at December 31, 1995 and 1994.

   21. U.S. TREASURY LONG-TERM FUND. The U.S. Treasury Long-Term Fund invests primarily in long-term Treasury bonds to provide high income and maximum credit safety. It is expected to earn the highest yields and have the greatest price swings of any of the offered Treasury Funds. Fund assets were $839,732 and $486,192 at December 31, 1995 and 1994.

   22. GNMA FUND. The GNMA Fund invests in mortgage-backed securities that are 100 percent guaranteed for timely payment of principal and interest by the U.S. Treasury. The Fund's share price and yield are not guaranteed. This Fund seeks the highest current income that is consistent with preserving the investor's capital and providing maximum credit protection. Fund assets were $783,951 and $552,102 at December 31, 1995 and 1994.

   23. EQUITY INCOME FUND. The Equity Income Fund invests primarily in dividend-paying common stocks of companies chosen by T. Rowe Price. This fund also has the flexibility to invest in corporate, government and municipal bonds, preferred stock warrants and options. Fund assets were $21,549,559 and $15,058,349 at December 31, 1995 and 1994.

   24. CAPITAL APPRECIATION FUND. The Capital Appreciation Fund invests in undervalued and out-of-favor stocks and balances its aggressive approach with prudent risk management. The Fund has the flexibility to move into short-term money market investments during times of market uncertainty. The Fund's primary goal is capital growth. Fund assets were $1,805,211 and $1,101, 989 at December 31, 1995 and 1994.

   25. INTERNATIONAL BOND FUND. The International Bond Fund invests primarily in high-quality government and corporate bonds issued in foreign currencies. It is designed to provide high current income, capital growth potential and the benefits of diversifying investments worldwide. Fund assets were $951,400 and $478,120 at December 31, 1995 and 1994.

   26. EUROPEAN STOCK FUND. The European Stock Fund invests primarily in European companies in markets and sectors which have strong growth potential. The Fund's goal is long-term capital appreciation. Fund assets were $1,148,794 and $790,848 at December 31, 1995 and 1994.

   27. SPECTRUM INCOME FUND. The Spectrum Income Fund offers broad diversification in meeting long-term goals by investing in T. Rowe Price funds and continually monitoring its mix. Managers select from a variety of income instruments including: Treasuries, GNMAs, and high-quality bonds; high-yield "junk" bonds; foreign issues; and dividend-producing stocks. Fund assets were $1,018,646 and $656,619 at December 31, 1995 and 1994.

   28. SPECTRUM GROWTH FUND. The Spectrum Growth Fund seeks long-term capital growth and, secondarily, income by diversifying investments in T. Rowe Price funds and continually monitoring its mix. It invests in domestic and international stocks for growth, stocks with growth and income potential, and money market securities to add some stability. Fund assets were $2,216,230 and $1,233,965 at December 31, 1995 and 1994.

   Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified below:


                                     December 31, 1995        December 31, 1994
                                   ----------------------  -----------------------
                                   Number of      Fair     Number of      Fair
                                     Shares      Value       Shares       Value
                                   ----------  ----------  ----------  -----------
   Investments at Fair Value
     Stable Value Fund             30,963,673  30,963,673  30,969,188  $30,969,188
     Equity Income Fund             1,076,939  21,549,559     942,325   15,058,349
   Growth Stock Fund                  808,748  18,884,271     753,976   14,137,055
   Morrison Knudsen Corporation
     MK Stock Fund                  2,634,785  11,856,531
     Restricted Stock Fund                                  1,090,585   13,904,961
   International Stock Fund                                   581,161    6,578,740
   Science & Technology Fund          518,276  15,092,185     291,182    6,301,175
     New Horizons Fund                496,666  10,181,656


   During 1995 and 1994, the Plan's investments (including investments bought, sold, and held during the year), appreciated, (depreciated) in value by $1,860,774 and $(17,822,871), respectively, as follows:

                         1995           1994
                     -------------  -------------

     Mutual Funds    $ 16,081,682   $ (4,042,493)
     Common Stock     (14,220,908)   (13,780,378)
                     ------------   ------------

                     $   1,860,774  $(17,822,871)
                     =============  =============

   Following is a statement of changes in net assets available for benefits by fund at December 31, 1995 and 1994.

                         YEAR ENDED DECEMBER 31, 1995

                                                                   Participant Directed Funds

                                Unrestricted  Restricted   Participant      Stable   International    New         Growth      New
                                    Stock       Stock       Notes Rec.      Value        Stock        Asia        Stock       Era
                                ------------  ----------   -----------      ------   -------------    ----        ------      ---
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:

Participants' Contributions      $ 9,325,296  $  1,121,156                $ 2,943,412  $1,215,947  $  863,325  $ 1,668,339 $159,781

Employer's Contributions             814,186             0                  1,439,494     546,351     405,532      842,520   73,293

Investment income - net               55,092       207,374                  1,925,958     236,070      49,987      953,248   48,295

Net appreciation (depreciation)
in fair value of investments     (10,037,500)   (4,183,409)                         0     536,802      79,204    3,454,252   51,397

Participants' withdrawals           (612,955)   (1,193,700)     (569,629)  (4,710,339)   (766,191)   (441,504)  (1,600,163) (63,415)

Interfund transfers               10,010,310    (9,856,382)      642,148   (1,604,040)   (919,159)   (407,037)    (570,980)  54,301
                                 -----------  ------------    ----------  -----------  ----------  ----------   ----------  --------

Increase (decrease) in net
  assets                           9,554,428   (13,904,961)       72,519       (5,515)    851,820     549,507    4,747,216  323,652

NET ASSETS AVAILABLE
  FOR BENEFITS

Beginning of year                  2,302,103    13,904,961     3,211,325   30,969,188   6,578,740   3,299,430   14,137,055   365,799
                                 -----------  ------------    ----------  -----------  ----------  ----------  -----------  --------

End of year                      $11,856,531            $0    $3,283,844  $30,963,673  $7,430,560  $3,848,937  $18,884,271  $689,451
                                 ===========  ============    ==========  ===========  ==========  ==========  ===========  ========

                                                                   Participant Directed Funds

                                    New         New          Prime       Small-Cap     Equity     Global    U.S. Treasury   Growth &
                                  Horizons     Income       Reserve        Value       Index    Govt. Bond      Money        Income
                                  --------     ------       -------      ---------     ------   ----------  -------------   --------
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:

Participants' Contributions        $1,133,589   $95,654     $525,719     $516,877     $329,201    $40,336     $896,869     $741,470

Employer's Contributions              560,035    50,688      242,937      253,373      155,715     19,763      122,851      351,901

Investment income - net             1,086,368    29,495      183,853      150,618       61,187      7,879      143,483      196,077

Net appreciation (depreciation)
in fair value of investments        2,171,918    41,161            0      448,521      275,686     12,373            0      513,041

Participants' withdrawals            (812,775)  (84,127)    (779,385)    (240,113)    (149,232)   (23,746)    (497,852)    (284,283)

Interfund transfers                   589,922     6,764      530,080      174,883      162,222     (6,920)     321,829      (64,851)
                                  -----------  --------   ----------   ----------   ----------   --------   ----------   ----------

Increase (decrease) in net
  assets                            4,729,057   139,635      703,204    1,304,359      834,779     49,685      987,180    1,452,355

NET ASSETS AVAILABLE
  FOR BENEFITS

Beginning of year                   5,452,599   346,626    3,028,066    1,889,893      791,317     93,836    2,223,448    2,010,211
                                  -----------  --------   ----------   ----------   ----------   --------   ----------   ----------

End of year                       $10,181,656  $486,261   $3,731,270   $3,194,252   $1,626,096   $143,521   $3,210,628   $3,462,566
                                  ===========  ========   ==========   ==========   ==========   ========   ==========   ==========

                                   S/T         High         New        Science &   US Treasury   US Treasury              Equity
                                   Bond       Yield       America     Technology   Intermediate   Long-Term    GNMA       Income
                                  -------    --------     -------     ----------   ------------  -----------   ----       ------
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:
Participants' Contributions       $ 96,271   $255,787     $708,728    $2,937,826     $343,828     $195,095   $191,279   $2,032,134

Employer's Contributions            55,127    132,669      349,625     1,240,406      126,801      105,734     87,568    1,005,125

Investment income - net             21,557     75,395      200,400     2,071,997       50,065       39,686     47,345    1,219,128

Net appreciation (depreciation)
in fair value of investments        10,136     38,593      911,642     2,606,143       63,099      116,015     57,496    3,969,708

Participants' withdrawals          (44,890)  (110,516)    (407,923)   (1,327,635)     (87,334)     (75,360)   (71,628)  (1,928,464)

Interfund transfers                (90,405)  (145,352)     (54,654)    1,262,271      (29,874)     (27,630)   (80,211)     193,579
                                  --------   --------   ----------   -----------   ----------     --------   --------  -----------

Increase (decrease) in net
  assets                            47,796    246,576    1,707,818     8,791,010      466,585      353,540    231,849    6,491,210

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                  314,932    659,457    2,327,023     6,301,175       569,101     486,192    552,102   15,058,349
                                  --------   --------   ----------   -----------    ----------    --------   --------  -----------

End of year                       $362,726   $906,033   $4,034,841   $15,092,185    $1,035,686    $839,732   $783,951  $21,549,559
                                  ========   ========   ==========   ===========    ==========    ========   ========  ===========

                                        Capital    International    European    Spectrum      Spectrum
                                     Appreciation       Bond         Stock       Income        Growth         Other       Total
                                     ------------  -------------    --------    ---------     ---------       -----       -----
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:
Participants' Contributions            $377,169     $239,425        $268,486     $323,094      $471,951    ($100,922)  $ 29,917,121

Employer's Contributions                163,429       99,313         118,439      133,491       239,320      215,027      9,952,715

Investment income - net                 144,944       57,868          38,481       60,286       152,091          623      9,514,050

Net appreciation (depreciation)
in fair value of investments            146,093       57,448         155,071       82,298       283,586                   1,860,774

Participants' withdrawals              (176,083)    (101,102)        (99,028)     (96,169)     (184,758)                (17,540,299)

Interfund transfers                      47,670      120,328        (123,503)    (140,973)       20,075      (14,411)             0
                                     ----------     --------      ----------   ----------    ----------   ----------   ------------
Increase (decrease) in net
  assets                                703,222      473,280         357,946      362,027       982,265      100,317     33,704,361

NET ASSETS AVAILABLE
  FOR BENEFITS

Beginning of year                     1,101,989      478,120         790,846      656,619     1,233,965      968,956    122,103,425
                                     ----------     --------      ----------   ----------    ----------   ----------   ------------

End of year                          $1,805,211     $951,400      $1,148,794   $1,018,646    $2,216,230   $1,069,273   $155,807,786
                                     ==========     ========      ==========   ==========    ==========   ==========   ============

                                                                12

                         YEAR ENDED DECEMBER 31, 1994

                                                                   Participant Directed Funds

                                Unrestricted  Restricted   Participant      Stable   International    New      Growth        New
                                    Stock       Stock       Notes Rec.      Value        Stock        Asia     Stock         Era
                                ------------  ----------   -----------      ------   -------------    ----     ------        ---
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:

Participants' Contributions      $   640,616  $  7,490,031                $ 2,749,619  $1,042,337  $  778,097  $ 1,310,716 $ 79,506

Employer's Contributions             254,806             0                    878,426     308,790     245,745      432,443   27,304

Investment income - net              122,445       689,488                  1,821,627     414,993     359,881    1,287,166   22,262

Net appreciation (depreciation)
in fair value of investments      (1,827,660)  (11,952,718)                         0    (485,264) (1,015,018)  (1,154,395) (11,366)

Participants' withdrawals           (503,467)   (2,778,164)     (272,599)  (4,968,492)   (604,233)   (353,467)  (1,511,918) (22,922)

Interfund transfers                  222,865        37,564       742,618   (1,246,426)    723,420     709,757     (334,893)  98,819
                                 -----------  ------------    ----------  -----------  ----------  ----------   ----------  --------
Increase (decrease) in net
  assets                          (1,090,393)   (6,513,799)      470,019     (765,246)  1,400,043     724,995       29,119  193,603

NET ASSETS AVAILABLE
  FOR BENEFITS
Beginning of year                  3,392,496    20,418,760     2,741,306   31,734,434   5,178,697   2,574,435   14,107,936   172,196
                                 -----------  ------------    ----------  -----------  ----------  ----------  -----------  --------

End of year                      $ 2,302,103  $ 13,904,961    $3,211,325  $30,969,188  $6,578,740  $3,299,430  $14,137,055  $365,799
                                 ===========  ============    ==========  ===========  ==========  ==========  ===========  ========

                                                                   Participant Directed Funds

                                    New         New          Prime       Small-Cap     Equity      Global   U.S. Treasury  Growth &
                                  Horizons     Income       Reserve        Value       Index    Govt. Bond     Money        Income
                                  --------     ------       -------      ---------     ------   ----------  -------------  --------
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:

Participants' Contributions        $  774,792   $ 101,832   $  352,409   $ 440,132    $206,960    $ 32,723   $  600,935  $  610,376

Employer's Contributions              291,545      28,978      112,234     143,006      78,386       9,248      286,642     195,240

Investment income - net               493,804      24,646      111,311     143,707      31,206       5,023       69,378     113,696

Net appreciation (depreciation)
in fair value of investments         (455,565)    (31,014)           0    (167,617)    (20,279)     (7,085)           0    (115,687)

Participants' withdrawals            (541,629)    (29,820)    (576,989)   (181,584)    (71,099)     (6,253)    (264,809)   (251,861)

Interfund transfers                  (133,584)    (64,697)     121,300      88,714     (20,506)    (15,720)     157,300    (214,484)
                                   ----------    --------   ----------   ---------    --------    --------   ----------  ----------

Increase (decrease) in net            429,363      29,925      120,265     466,358     204,668      17,936      849,646     337,080
  assets

NET ASSETS AVAILABLE
  FOR BENEFITS
Beginning of year                   5,023,236     316,701    2,907,801    1,423,535    586,649      75,900    1,373,802   1,673,131
                                   ----------    --------   ----------   ----------   --------    --------   ----------  ----------
End of year                        $5,452,599    $346,626   $3,028,066   $1,889,893   $791,317    $ 93,836   $2,223,448  $2,010,211
                                   ==========    ========   ==========   ==========   ========    ========   ==========  ==========

                                   S/T         High         New        Science &   US Treasury   US Treasury             Equity
                                   Bond       Yield       America     Technology   Intermediate   Long-Term    GNMA      Income
                                  -------    --------     -------     ----------   ------------  -----------   ----      ------
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:
Participants' Contributions       $103,063   $235,784     $647,077    $1,247,102     $ 173,221    $133,762  $ 151,765   $1,158,398

Employer's Contributions            34,663     79,298      205,635       449,070        67,931      65,535     53,078      508,371

Investment income - net             16,498     62,466       53,295        99,137        36,612      32,298     39,386    1,247,972

Net appreciation (depreciation)
in fair value of investments       (24,809)  (115,348)    (218,303)      748,285       (46,945)    (57,122)   (47,051)    (588,771)

Participants' withdrawals          (54,912)  (111,524)    (244,710)     (617,274)     (129,385)    (65,186)   (59,962)  (1,502,144)

Interfund transfers                (22,157)   (99,299)    (217,267)      107,123       (87,069)    (29,847)  (123,385)    (635,084)
                                  --------   --------   ----------    ----------     ---------    --------   --------  -----------

Increase (decrease) in net
  assets                            52,346     51,377      225,727     2,033,443        13,365      78,440     13,811      588,742

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                  262,586    606,680    2,101,296     4,267,732       556,736     407,752    538,291   14,469,607
                                  --------   --------   ----------    ----------     ---------    --------   --------  -----------

End of year                       $314,932   $659,457   $2,327,023    $6,301,175     $ 569,101    $486,192   $552,102  $15,058,349
                                  ========   ========   ==========    ==========     =========    ========   ========  ===========
                                        Capital    International    European    Spectrum      Spectrum
                                     Appreciation       Bond         Stock       Income        Growth         Other       Total
                                     ------------  -------------    --------    ---------     ---------       -----       -----
ADDITIONS TO (DEDUCTIONS FROM)
  NET ASSETS ATTRIBUTED TO:
Participants' Contributions            $259,856       $114,923      $156,261    $ 221,728      $317,839     $757,107   $ 23,288,969

Employer's Contributions                 78,922         43,789        57,152       65,412       111,363      181,540      5,294,752

Investment income - net                  90,241         37,290        13,531       45,555        95,162                   7,579,076

Net appreciation (depreciation)
in fair value of investments            (54,851)       (43,937)        8,620      (56,461)      (82,280)                (17,822,871)

Participants' withdrawals               (74,511)       (62,571)      (48,802)    (104,849)     (139,149)                (16,155,305)

Interfund transfers                     (17,824)       (16,587)      115,320      (21,794)      166,880        6,943              0
                                     ----------       --------      --------    ---------    ----------     --------   ------------
Increase (decrease) in net
  assets                                281,803         72,907       302,082      149,591       471,815      945,590      2,184,621

NET ASSETS AVAILABLE
  FOR BENEFITS

Beginning of year                       820,186        405,213       488,766      507,028       762,150       23,366    119,918,804
                                     ----------       --------      --------    ---------    ----------     --------   ------------

End of year                          $1,101,989       $478,120      $790,848    $ 656,619    $1,233,965     $968,956   $122,103,425
                                     ==========       ========      ========   ==========    ==========     ========   ============

 4. WITHDRAWALS PAYABLE

    As of December 31, 1995 and 1994, net assets available for benefits included benefits of $253,522 and $553,660, respectively, due to participants who have withdrawn from participation in the Plan.

 5. TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1988, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, accordingly, income of the Plan is exempt from Federal income taxes under provisions of section 501(a) of the Code. The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified status of the Plan. A Request for Letter of Determination was filed on March 31, 1995 with the Internal Revenue Service and is currently pending.

 6. PLAN TERMINATION

    Although the Company has not expressed any intent to do so, the Company retains the right under the Plan to discontinue contributions to or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

 7. RELATED PARTY TRANSACTIONS

    The Company incurred approximately $95,433 and $128,335 of general and administrative expenses of the Plan for 1995 and 1994, respectively.

 8. UNALLOCATED ASSETS

    At December 31, 1995 and 1994, contributions receivable of $1,063,262 and $949,157 respectively, were not allocated to participant accounts.

 9. PARTICIPANT NOTES RECEIVABLE

    Beginning January 1, 1993, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Notes Fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of one percent above prime at the time of the loan. The interest rate varies from 7.0 to 10.0 percent for participants' notes outstanding at December 31, 1995. Principal and interest are paid ratably through bi-weekly payroll deductions.

10. SUBSEQUENT EVENTS

    Effective March 1, 1996, the Company amended the Plan to provide that no additional assets could be invested in the MK Stock Fund, either through direct contributions or transfers within the Plan from any other Fund. This amendment also provided that the Company would seek out and engage an independent fiduciary to govern the holding or disposition of the MK Stock Fund.

    On March 4, 1996, the Company retained Marine Midland Bank to act as an independent fiduciary for the MK Stock Fund for the purpose of instructing
    T. Rowe Price, the Trustee, whether to retain or sell the company stock in the fund.

    On March 8, 1996 the Company amended the Plan to create a sub-account of the MK Stock Fund named the Participant Directed Company Stock Fund. Furthermore, the amendment provided that each participant participating in the MK Stock Fund would be allowed to make an irrevocable election to instruct the Trustee to segregate the Participant's company stock held in the MK Stock Fund into the Participant Directed Company Stock Fund sub-account. All remaining shares of company stock not affirmatively transferred to the sub-account became the responsibility of Marine Midland Bank.

    Marine Midland Bank exercised its independent discretionary judgment and decided to sell all of the company stock under its control. The sale of the stock occurred between March 15, 1996 to April 3, 1996. The stock was sold at an average price of $1.407 .

                                                                      SCHEDULE 1
                   MORRISON KNUDSEN CORPORATION SAVINGS PLAN
         ITEM 27 (A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995

Identity of                            Description of
Issuer                                   Investment                    Cost       Current Value
- ------                                   ----------                    ----       -------------
Common Stock

Morrison Knudsen Corporation(1)    MK Stock Fund                    $ 32,642,670   $ 11,856,531
                                                                    ============   ============
Mutual Funds
- ------------
T. Rowe Price                      Stable Value Fund                $ 30,963,673   $ 30,963,673
T. Rowe Price                      International Stock Fund            6,679,660      7,430,560
T. Rowe Price                      New Asia Fund                       3,989,101      3,848,937
T. Rowe Price                      Growth Stock Fund                  15,256,052     18,884,271
T. Rowe Price                      New Era Fund                          667,262        689,451
T. Rowe Price                      New Horizons Fund                   8,298,992     10,181,656
T. Rowe Price                      New Income Fund                       468,305        486,261
T. Rowe Price                      Prime Reserve Fund                  3,731,270      3,731,270
T. Rowe Price                      Small-Cap Value Fund                2,823,249      3,194,252
T. Rowe Price                      Equity Index Fund                   1,374,709      1,626,096
T. Rowe Price                      Global Government Bond Fund           138,924        143,521
T. Rowe Price                      U.S. Treasury Money Fund            3,210,628      3,210,628
T. Rowe Price                      Growth and Income Fund              3,059,855      3,462,566
T. Rowe Price                      Short-Term Bond Fund                  369,250        362,728
T. Rowe Price                      High Yield Fund                       922,518        906,033
T. Rowe Price                      New America Growth Fund             3,262,676      4,034,841
T. Rowe Price                      Science & Technology Fund          12,598,354     15,092,185
T. Rowe Price                      U.S. Treasury Inter. Fund           1,008,666      1,035,686
T. Rowe Price                      U.S. Treasury Long-Term Fund          772,946        839,732
T. Rowe Price                      GNMA Fund                             765,382        783,951
T. Rowe Price                      Equity Income Fund                 17,133,559     21,549,559
T. Rowe Price                      Capital Appreciation Fund           1,713,072      1,805,211
T. Rowe Price                      International Bond Fund               927,855        951,400
T. Rowe Price                      European Stock Fund                   983,469      1,148,794
T. Rowe Price                      Spectrum Income Fund                  983,180      1,018,646
T. Rowe Price                      Spectrum Growth Fund                2,031,653      2,216,230
                                                                    ------------   ------------

                                                                    $124,134,259   $139,598,138
                                                                    ============   ============

Participant Notes Receivable       Promissory Notes                 $  3,283,844   $  3,283,844
                                                                    ============   ============

  (1) There were 2,454,228 shares of Morrison Knudsen Corporation stock held at December 31, 1995.

                                                                      SCHEDULE 2

                   MORRISON KNUDSEN CORPORATION SAVINGS PLAN
               ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS

           SERIES OF SECURITY TRANSACTIONS IN EXCESS OF FIVE PERCENT
                  OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                          YEAR ENDED DECEMBER 31, 1995

  Identity of             Description     Purchase      Selling      Cost of     Net Gain or
Party Involved                 of           Price        Price        Asset        (Loss)
                             Asset
- --------------------------------------------------------------------------------------------
Morrison Knudsen
 Corporation:
Unrestricted Stock       Stock           $11,071,294               $11,071,294             -

Morrison Knudsen
 Corporation:
Unrestricted Stock           Stock                    $ 1,494,757  $ 2,003,538    ($508,781)

Morrison Knudsen
 Corporation:
Restricted Stock             Stock       $ 1,354,485               $ 1,354,485             -

Morrison Knudsen
 Corporation:
Restricted Stock             Stock                    $11,140,063  $15,323,472   ($4,183,409)

T. Rowe Price:               Pooled
Stable Value Fund         Investment     $ 6,876,074               $ 6,876,074             -


T. Rowe Price:               Pooled
Stable Value Fund         Investment                  $ 6,917,356  $ 6,917,356             -


T. Rowe Price:
Science & Tech. Fund:     Mutual Fund    $ 8,745,519               $ 8,745,519             -

T. Rowe Price:
Science & Tech. Fund:     Mutual Fund                 $ 2,590,699  $ 1,924,194  $    666,505

T. Rowe Price:
Equity Income Fund        Mutual Fund    $ 5,080,587               $ 5,080,587             -

T. Rowe Price:
Equity Income Fund:       Mutual Fund                 $ 2,592,012  $ 2,236,843  $    355,169

                                 EXHIBIT INDEX

Exhibit No.                     Description
- -----------                     -----------
    23          Independent Auditors' Consent